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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                               NATION ENERGY, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   632383 10 5
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                                 (CUSIP Number)


                             Warren M. Clemans, Esq.
                            Preston Gates & Ellis LLP
                          701 Fifth Avenue, Suite 5000
                             Seattle, WA 98104-7078
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                October 12, 2000
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             (Date of Event which requires Filing of this Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.: 632383 10 5
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1      NAME OF REPORTING PERSON

               Jeffrey L. Taylor
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]

                                                                 (b)[ ]
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3      SEC USE ONLY
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4      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
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5      SOURCE OF FUNDS

               PF
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6      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e) [ ]
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                                   7       SOLE VOTING POWER

       NUMBER OF SHARES                    2,751,800
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8       SHARED VOTING POWER
             EACH
          REPORTING                        -0-
            PERSON                 ---------------------------------------------
             WITH                  9       SOLE DISPOSITIVE POWER

                                           2,751,800
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           -0-
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,751,800
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.6%
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12     TYPE OF REPORTING PERSON

       IN
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                Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the
Schedule 13D.

                Item 1. Security and Issuer.

        This Statement on Schedule 13D (this "Statement") relates to shares of Nation Energy, Inc. (the "Company") common stock, par value $0.001 per share (the "Common Stock").

                Item 2. Identity and Background.

        The person filing this statement is Jeffrey L. Taylor. Mr. Taylor's business address is 500 N. Rainbow Blvd., Suite 300, Las Vegas, NV 89107. Mr. Taylor is a principal in Crown Taylor, a venture capital firm. He is a United States citizen.

        During the last five years, Mr. Taylor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                Item 3. Source and Amount of Funds or Other Consideration.

        In the second quarter of 1999, Mr. Taylor acquired 65,000 Common Shares in consideration for services rendered to the Issuer. On June 13, 2000, Mr. Taylor acquired 554,800 shares in market transactions for an aggregate price of $277,400. On October 10, 2000, Mr. Taylor acquired 465,000 Common Shares from the Issuer in transactions exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "1933 Act"), for an aggregate price of $465,000. On October 12, 2000, Mr. Taylor acquired 1,667,000 from a shareholder of the Issuer in a transaction exempt from Section 5 of the 1933 Act, for an aggregate price of $833,500. Mr. Taylor used personal funds for each of the cash purchases.

                Item 4. Purpose of the Transaction.

        Mr. Taylor acquired the Common Shares for investment purposes only. Mr. Taylor will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Shares for investment; (ii) disposing of all or a portion of the Common Shares in open market sales or in privately-negotiated transactions;
(iii) acquiring additional shares of the Common Shares in the open market or in privately-negotiated transactions; or (iv) hedging transactions (other than short sales) with respect to the Common Shares. Mr. Taylor has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. Mr. Taylor' future actions with regard to this investment are dependent on his evaluation of a variety of circumstances
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affecting the Issuer in the future, including the market price of the Issuer's
Common Shares, the Issuer's prospects, and Mr. Taylor' portfolio.

        Except as set forth above, Mr. Taylor has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer `s business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to those enumerated above.

        Mr. Taylor reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

                Item 5. Interest in Securities of the Issuer.

        (a) As of October 19, 2000, Mr. Taylor beneficially owns 2,751,800 of the Common Shares. Mr. Taylor beneficially owns approximately 24.6% of the Common Stock, based on 7,170,000 shares outstanding as of October 19, 2000.

        (b) As of October 19, 2000, Mr. Taylor has sole power to vote or direct the vote and dispose or direct the disposition of 2,751,800 shares.

        (c) Mr. Taylor has made the following transactions within the past sixty days: On or about October 12, 2000, Mr. Taylor acquired 465,000 Common Shares from the Issuer in transactions exempt from the registration requirements of
Section 5 of the Securities Act of 1933 (the "1933 Act"), for an aggregate price of $465,000. On or about October 12, 2000, Mr. Taylor acquired 1,667,000 from a shareholder of the Issuer in a transaction exempt from Section 5 of the 1933 Act, for an aggregate price of $833,500. Mr. Taylor used personal funds for each of these purchases.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

        (e) Not applicable.
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                Item 6. Contracts, Arrangements, Understandings or Relationships
Involving Securities of the Issuer.

        Mr. Taylor does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Shares, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                Item 7. Material To be Filed as Exhibits.

        None.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000


                                       By:  /s/ Jeffrey L. Taylor
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